Exhibit 99.1

Nano Dimension to Open New Ink Production Facility

The new facility will be able to support hundreds of printers

NESS ZIONA, Israel- September 6, 2016 - Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., will open a production facility for the company’s unique nano-ink products. The facility is located in Ness Ziona, in the same building as the company's headquarters.

Nano Dimension plans to completely renovate the space to suit its needs and upon completion, the new facility will have the capability to provide ink for hundreds of printers. The facility is expected to transform Nano Dimension's ink development capabilities for commercial production, ensuring that the company will be able to meet future clients’ expected nano-ink supply needs.

The facility will feature advanced technological solutions in the chemistry and production fields, will meet high quality control standards and will cover an area of approximately 8600 square feet.

This news follows the company’s recent announcement that is has supplied its first 3D printer to a leading Israeli defense company.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss that our new facility will have the capability to provide ink for hundreds of printers, and that the facility is expected to transform our ink development capabilities for commercial production, ensuring that we will be able to meet future clients’ expected nano-ink supply needs. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

Hayden/ MS-IR LLC

917-607-8654

msegal@ms-ir.com